SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 17, 2017

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Confidential

Mr. Larry Spirgel

Mr. Joshua Shainess

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 RYB Education, Inc. (CIK No. 0001708441)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on July 28, 2017

Dear Mr. Spirgel, Mr. Shainess, Mr. French and Ms. Wong:

On behalf of our client, RYB Education, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 3, 2017 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 28, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company respectfully advises the Staff that it plans to publicly file the Registration Statement on Form F-1 on or before September 1, 2017 and commence the marketing activities as soon as permissible thereafter.  The Company would appreciate the Staff’s prompt feedback to this submission to allow the Company to meet its timeline.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 82

1.                                      We note your response to comment 13 and your revised disclosure on page 82, including your statement that you expect to invest substantially all of the proceeds from this offering in your PRC operations. As it appears you are only able to provide funding to your PRC subsidiaries through loans and capital contributions, please quantify the amount of loans and capital contributions you may currently make under the applicable PRC regulations to each of your PRC subsidiaries as compared to the total amount of proceeds you anticipate receiving from this offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 137 of the Revised Draft Registration Statement.

Revenue Recognition, page F-19

2.                                      We note your response to comment 17. As requested previously, please disclose your method of accounting for tuition refunds in your revenue recognition policy.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-20 of the Revised Draft Registration Statement.

3.                                      We note your response to comment 19. As requested previously, please disclose in your revenue recognition policy that you recognized revenue net of VAT tax for revenue generated from play-and-learn centers services, franchising fees, sale of educational merchandize and training services.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-22 of the Revised Draft Registration Statement.

*                 *                 *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lili Shan, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7256 or via email at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Chimin Cao, Chairman of the Board, RYB Education, Inc.

Yanlai Shi, Director and Chief Executive Officer, RYB Education, Inc.

Ping Wei, Chief Financial Officer, RYB Education, Inc.

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP